                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-75517

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 8, 1999)

                               40,895,000 SHARES

                                 GILLETTE LOGO

                                  COMMON STOCK

                             ----------------------

     The selling stockholders named in this prospectus, DI Associates, L.P. and KKR Partners II, L.P., are selling all of the 40,895,000 shares. We will not receive any of the proceeds of the sale of the shares by the selling stockholders.

     The shares trade on the New York Stock Exchange under the symbol "G". On July 23, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $29.36 per share.

     The underwriters have agreed to purchase the shares from the selling stockholders for $28.04 per share. The proceeds to the selling stockholders from the sale will be $1,146,695,800.

     The shares may be offered by the underwriters from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions, or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. In addition, the underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. See "Underwriting".

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about July 26, 2001.

                             ----------------------

                          Joint Book-Running Managers

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                             ----------------------

            The date of this prospectus supplement is July 23, 2001.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus that is also a part of this document. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of these documents.

                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders and their affiliate KKR Associates (collectively, the "KKR Partnerships") at June 29, 2001. All such shares are owned of record by KKR Associates and by DI Associates, L.P. and KKR Partners II, L.P., of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power. DI Associates, L.P. and KKR Partners II, L.P. are selling in this offering all of our shares that they own. KKR Associates is not selling any shares in this offering. Henry R. Kravis, who is one of our directors, is a general partner of KKR Associates.

                         BENEFICIAL OWNERSHIP                                    BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING          SHARES BEING OFFERED           AFTER OFFERING
                       ------------------------    ------------------------    -------------------------
                         SHARES      PERCENTAGE      SHARES      PERCENTAGE      SHARES       PERCENTAGE
                       ----------    ----------    ----------    ----------    -----------    ----------
KKR Partnerships.....  51,308,798       4.86%      40,895,000       3.88%       10,413,798       0.99%

          RESULTS OF SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2001

     Selected results from our unaudited consolidated income statement and our unaudited consolidated balance sheet, announced July 20, 2001, follow. For a complete discussion of our financial condition and results of operations, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which are, or will be upon filing, incorporated by reference into this prospectus.

     The selected results reported for the three-month and six-month periods below are based on unaudited statements of income, but include all adjustments that we consider necessary for a fair presentation of results for these periods.

                                                          THREE MONTHS ENDED    SIX MONTHS ENDED
                                                               JUNE 30,             JUNE 30,
                                                          ------------------    -----------------
                                                           2001       2000       2001      2000
                                                          -------    -------    ------    -------
                                                           (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net Sales...............................................  $2,118     $2,222     $3,881    $4,111
                                                          ======     ======     ======    ======
Profit from Operations..................................  $  375     $  499     $  694    $  941
                                                          ======     ======     ======    ======
Income From Continuing Operations.......................  $  232     $  296     $  414    $  556
                                                          ======     ======     ======    ======
(Loss) from Discontinued Operations (Net of Taxes)......  $   --     $ (427)    $   --    $ (429)
Net Income (Loss).......................................  $  232     $ (131)    $  414    $  127
                                                          ======     ======     ======    ======
Net Income (Loss) per Common Share -- Basic:
  Continuing Operations.................................  $ 0.22     $ 0.28     $ 0.39    $ 0.53
  Discontinued Operations...............................  $ 0.00     $(0.41)    $ 0.00    $(0.41)
                                                          ------     ------     ------    ------
  Net Income (Loss).....................................  $ 0.22     $(0.13)    $ 0.39    $ 0.12
Assuming Full Dilution:
  Continuing Operations.................................  $ 0.22     $ 0.28     $ 0.39    $ 0.52
  Discontinued Operations...............................  $ 0.00     $(0.41)    $ 0.00    $(0.40)
                                                          ------     ------     ------    ------
  Net Income (Loss).....................................  $ 0.22     $(0.13)    $ 0.39    $ 0.12
Average Number of Common Shares Outstanding:
  Basic.................................................   1,055      1,050      1,054     1,054
  Assuming Full Dilution................................   1,057      1,058      1,058     1,067

     The selected results reported for June 30, 2001 and June 30, 2000 below, are based on unaudited statements, but include all adjustments that we consider necessary for a fair presentation of results for the period.

                                                              JUNE 30,    DECEMBER 31,    JUNE 30,
                                                                2001          2000          2000
                                                              --------    ------------    --------
                                                                           (MILLIONS)
Total Assets................................................  $ 9,635       $10,402       $11,161
                                                              =======       =======       =======
Total Debt..................................................  $ 4,130       $ 4,476       $ 5,533
Other Current Liabilities...................................    2,118         2,645         1,990
Other Noncurrent Liabilities................................    1,174         1,258         1,269
Contingent Value Put Options................................       99            99            68
Stockholders' Equity........................................    7,066         6,877         7,254
Treasury Stock..............................................   (4,952)       (4,953)       (4,953)
                                                              -------       -------       -------
Net Stockholders' Equity....................................    2,114         1,924         2,301
                                                              -------       -------       -------
Total Liabilities and Stockholders' Equity..................  $ 9,635       $10,402       $11,161
                                                              =======       =======       =======

OVERVIEW

     Our sales for the quarter ended June 30, 2001 were $2.12 billion, a decline of 5% from $2.22 billion in sales for the comparable period in 2000. Unfavorable foreign exchange rates, most notably in Europe, reduced net sales by 4%. Our inventory reduction initiative also lowered net sales by approximately 4%.

     Profit from operations for the quarter ended June 30, 2001 was $375 million, compared with $499 million for the second quarter of 2000, a decline of 25%. Income from continuing operations went from $296 million for the second quarter of 2000 to $232 million for the second quarter of 2001, a 22% decrease. Diluted net income per common share fell 21% to 22 cents for the quarter ended June 30, 2001 from 28 cents for the quarter ended June 30, 2000.

     For the six months ended June 30, 2001, sales declined 6% to $3.88 billion, compared with $4.11 billion for the comparable period in 2000. Excluding the adverse effects of foreign exchange rates, sales dropped 1% over the six months ended June 30, 2001.

     Profit from operations for the first six months of 2001 decreased 26% to $694 million, compared with $941 million for the comparable period in 2000. Net income from continuing operations of $414 million during the six months ended June 30, 2001 was 26% below the comparable six-month period in 2000. Diluted net income from continuing operations of 39 cents per share in this period decreased 25%, compared with 52 cents per share for the comparable six-month period in 2000. Foreign exchange rates negatively affected per share results by two cents in the first six months of 2001.

     A brief summary of results by business segments follows.

     - Blade and Razor. Sales of $860 million for this segment in the second quarter of 2001 fell 3%, and profits of $272 million were down 14%, compared with the applicable sales and profits results for the second quarter of 2000. For the six months ended June 30, 2001, sales of $1.58 billion declined 1%, and profits of $503 million fell 14%, as compared to the six months ended June 30, 2000. The new Gillette for Women Venus shaving system was the top-selling razor in the United States throughout the second quarter. The Mach3 system also posted very strong worldwide retail sales gains of over 20%, and its market share reached a new level globally. Offsetting all of these gains were the lower volumes that resulted from our continuing initiative to reduce excess trade inventories of blades worldwide.

     - Duracell. Sales of $519 million for this segment in the quarter ended June 30, 2001 decreased 11%, and profits of $40 million dropped 59%, as compared to the quarter ended June 30, 2000. For the six-month period ended June 30, 2001, sales of $916 million fell 12%, and profits of $78 million declined 55%, as compared to the six-month period then ended in 2000. Sales were curbed due to reductions in trade inventory levels and some market share decline in the first six months of 2001. The revenue decline also reflected a change in product mix, as the proportion of CopperTop battery sales increased versus those of premium Duracell Ultra in the first six months of 2001.

     - Oral Care. Sales of $284 million in this segment for the second quarter in 2001 rose 5%, and profits of $45 million for the second quarter of 2001 were virtually unchanged, as compared with the second quarter of 2000. Double-digit gains in the higher margin power oral care segment were offset by a significant increase in marketing investment during this period in 2001. For the six months ended June 30, 2001, sales of $551 million grew 4%, and profits of $95 million declined 5%, as measured against the comparable period in 2000.

     - Toiletries. Sales of $222 million in the Toiletries segment for the second quarter of 2001 were 6% lower than sales in the comparable period of the previous year, and profits of $12 million in the second quarter of 2001 decreased 52% compared to the second quarter of 2000. For the six months ended June 30, 2001, sales of $406 million declined 12%, and profits of $20 million fell 66% when compared to the applicable sales and profits measures for the six months ended June 30, 2000. The year-to-date declines were due to unmatched White Rain hair care sales in the first quarter of 2000 and to some erosion of market share.

     - Braun. Sales of $233 million in this segment for the quarter were 6% below those of the second quarter of 2000. Profits of $24 million climbed 9% in the second quarter of 2001 as compared to the second quarter of 2000. For the six months ended June 30, 2001, sales of $425 million decreased 11%, and profits of $40 million fell 12%, as compared to the six-month period then ending in 2000. Products reductions within non-shaving categories, together with unfavorable exchange rates, resulted in lower sales overall in this segment. Higher gross margin and expense reductions contributed to the improvement of profit for the second quarter of 2001, as compared to the second quarter of 2000.

     Net interest expense and the effective tax rate were lower in the quarter ended June 30, 2001, as compared to the quarter ended June 30, 2000.

     Our working capital initiatives continued to make substantial progress in the second quarter of 2001. Trade receivables were $1.4 billion, as compared to the six-month period then ending in 2000, representing a $747 million reduction from trade receivables at December 31, 2000. Improvements were also made on inventories, which were down $153 million in comparison to the level for the comparable period in 2000. As expected, inventories for the period ended June 30, 2001 increased $214 million versus the level at December 31, 2000, given the seasonality of our product lines. This strong working capital performance resulted in improved cash flow, and total debt for the quarter ended June 30, 2001 was reduced by $346 million, as compared to December 31, 2001 and by $1.4 billion, as compared to June 30, 2000.

     Our Board of Directors declared the regular quarterly dividend of 16.25 cents per share of common stock, payable on September 5, 2001, to stockholders of record on August 1, 2001.

                                  UNDERWRITING

     Subject to the terms and conditions in the underwriting agreement between the selling stockholders, the underwriters, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and us, the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase from the selling stockholders, 40,895,000 shares of our common stock of which Goldman, Sachs & Co. has agreed to purchase 20,447,500 shares, and Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to purchase 20,447,500 shares. The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     The underwriters propose to offer the shares from time to time for sale in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of the shares, the underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. The underwriters may sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or from purchasers of shares for whom such dealers may act as agents or to whom they may sell as principal.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that they may be required to make in that respect.

     The selling stockholders will pay the total expenses for the offering, which are estimated to be approximately $275,000.

NO SALES OF SIMILAR SECURITIES

     The selling stockholders and KKR Associates have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. Specifically, the selling stockholders and KKR Associates, with exceptions, have agreed not to

     - sell, pledge, assign, transfer or dispose of any common stock,

     - sell, pledge, assign, transfer or dispose of any option, right, warrant or contract to purchase any common stock,

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

     - make any written demand for the registration of any common stock.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

OTHER RELATIONSHIPS

     From time to time in the course of their businesses, the underwriters and their affiliates have engaged in and may in the future engage in investment banking and other commercial dealings with us and the selling stockholders.

PROSPECTUS

                               51,308,798 SHARES

                            [GILLETTE COMPANY LOGO]
                                  COMMON STOCK

                            ------------------------

     The KKR partnerships may offer from time to time all of the shares to be sold in the offering.

     At the time a particular offer of shares is made, if required, we will set forth the terms of the offering in a supplement to this prospectus.

     Our common stock is listed on the New York Stock Exchange under the ticker symbol "G". On August 30, 1999, the last sale price of one share of our common stock on the New York Stock Exchange was $46 13/16.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

               The date of this prospectus is September 8, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
Information about The Gillette Company......................    3
Where You Can Find More Information.........................    4
Use of Proceeds.............................................    5
Selling Stockholder.........................................    5
Description of Capital Stock................................    6
Plan of Distribution........................................   10
Legal Matters...............................................   10
Experts.....................................................   10

                            ------------------------

     In this prospectus, "Gillette", "we", "us" and "our" refer to The Gillette Company.

                     INFORMATION ABOUT THE GILLETTE COMPANY

     Our businesses range across several industry segments, including blades and razors, toiletries, stationery products, electric shavers, small household appliances, hair care appliances, oral care appliances, oral care products and alkaline batteries for consumer products.

     Founded in 1901, we are the world leader in male grooming products, a category that includes blades and razors and shaving preparations. We hold the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. We are the world's top seller of writing instruments and correction products, toothbrushes and oral care appliances. In addition, we are the world leader in alkaline batteries.

     We have a wide array of well-established brands, including: razor and blade products under the MACH 3(R), Sensor Excel(R), Sensor(R), Atra(R), Trac II(R), Custom Plus(R) and Good News(R) names; Braun(R) electric shavers and appliances; Gillette(R) Series, Right Guard(R), Soft & Dri(R) and Dry Idea(R) deodorant antiperspirant brands; White Rain(R) hair care line; Parker(R), Paper Mate(R), Waterman(R) and Flair(R) writing instruments; Liquid Paper(R) correction products; Oral-B(R) dental products; and Duracell(R) consumer batteries.

     We are divided into five worldwide business management groups, organized on a product line basis: male and female grooming; Duracell; Braun; Oral-B; and Stationery; and five commercial operations groups, organized on a geographic basis: North America; Latin America; Europe; Africa, Middle East and Eastern Europe, or "AMEE"; and Asia-Pacific. The business management groups are responsible for consumer marketing, research and development and manufacturing. The commercial operations groups are responsible for sales and trade marketing.

     As of June 30, 1999, we conducted manufacturing operations at 61 facilities in 25 countries and distributed products through wholesalers, retailers and agents in over 200 countries and territories.

     Our executive offices are located at Prudential Tower Building, Boston, Massachusetts 02199, and our telephone number is (617) 421-7000.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are governed by the informational requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference rooms maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. We also file reports, proxy statements and other information with the SEC electronically, and these materials may be inspected and copied at the SEC's Web site (http://www.sec.gov). In addition, these materials can be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement that we have filed with the SEC. This prospectus does not contain all the information set forth in the registration statement. Parts of the registration statement have been omitted in accordance with the rules and regulations of the SEC. You may read and copy the registration statement at the SEC's public reference rooms listed above.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act before the termination of this offering:

        (1) The description of our capital stock contained in our Registration Statement on Form 8-A/A filed on November 12, 1996.

        (2) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (3) Our Current Report on Form 8-K filed on February 19, 1999.

        (4) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

        (5) Our Current Report on Form 8-K filed on April 7, 1999.

        (6) Our Current Report on Form 8-K filed on June 22, 1999.

        (7) Our Quarterly Report on Form 10-Q for the quarter ended June 30,
            1999.

     Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the documents that have been incorporated by reference in this prospectus. You may obtain these documents by writing to The Gillette Company, Prudential Tower Building, Boston, Massachusetts 02199, Attention:
Corporate Secretary, or by calling (617) 421-7000.

                                USE OF PROCEEDS

     All net proceeds from the sale of the shares of our common stock offered in this prospectus will go to the KKR partnerships. Neither we nor any of our executive officers or employees will be selling shares or receiving proceeds from this offering.

                              SELLING STOCKHOLDER

     The KKR partnerships acquired the shares of our common stock in a merger in which we acquired Duracell.

     The following table sets forth information regarding beneficial ownership of our common stock by the KKR partnerships at June 30, 1999. The information below assumes that the KKR partnerships sell all of the shares of common stock offered, and that they acquire no additional shares before the completion of this offering. Shares of common stock shown as beneficially owned by the KKR partnerships are owned of record by KKR Associates and by DI Associates, L.P. and KKR Partners II, L.P., of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power. Henry R. Kravis, who is one of our directors, is a general partner of KKR Associates.

                                                                                           BENEFICIAL
                                  BENEFICIAL OWNERSHIP                                     OWNERSHIP
                                    PRIOR TO OFFERING        SHARES BEING OFFERED        AFTER OFFERING
                                 -----------------------    -----------------------    ------------------
                                   SHARES     PERCENTAGE      SHARES     PERCENTAGE    SHARES  PERCENTAGE
                                 ----------   ----------    ----------   ----------    ------  ----------
KKR partnerships...............  51,308,798      4.7%       51,308,798      4.7%         0        0.0%

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 2,320,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of preferred stock, without par value.

COMMON STOCK

     The holders of our common stock are entitled to receive dividends when and as declared by our Board of Directors and paid by us. This right is subordinate to the preferences of our outstanding preferred stock. Holders of our common stock have one vote per share. There is no cumulative voting. If we are liquidated, dissolved or wound-up, we will pay our creditors first, followed by our preferred stockholders. Subsequently, we will distribute our remaining assets to our common stockholders in proportion to the number of shares that each stockholder owns. Other than the preferred stock purchase rights referred to below, holders of our common stock have no preemptive or other subscription rights. There are no conversion, redemption or sinking fund provisions applicable to our common stock. Our Board of Directors is authorized to issue all of the authorized and unissued shares of our common stock.

     BankBoston, N.A. is the registrar and transfer agent of the shares of our common stock.

     At June 30, 1999, 1,085,001,932 shares of our common stock were outstanding and held of record by 60,313 holders.

PREFERRED STOCK

     Our Board of Directors is authorized to fix the terms of one or more series of a class of preferred stock. It is also authorized to issue any or all of the authorized and unissued shares of preferred stock. Issuances of preferred stock may limit or qualify the rights of the holders of our common stock.

Series C ESOP Convertible Preferred Stock

     At June 30, 1999, 145,156 shares of Series C ESOP convertible preferred stock, no par value per share, were outstanding. All of the outstanding shares of our ESOP convertible preferred stock are held by our Employee Stock Ownership Plan. The shares of ESOP convertible preferred stock have the following terms:

     - Dividends. The holders of the ESOP convertible preferred stock are entitled to receive cash dividends in the amount of $48.23 per share per year. These dividends accrue whether or not declared. If they are not paid when accrued, they also cumulate. If full cumulative dividends on the ESOP convertible preferred stock have not been declared and paid or set apart for payment when due, we are not allowed to pay dividends on any other class of stock ranking junior to the ESOP convertible preferred stock, including our common stock.

     - Liquidation. If we are liquidated, dissolved or wound-up, holders of ESOP convertible preferred stock are entitled to receive liquidating distributions in the amount of $602.875 per share, plus an amount equal to all accumulated and unpaid dividends.

     - Conversion. As of June 30, 1999, each share of ESOP convertible preferred stock was convertible into 80 shares of common stock. This conversion ratio will be adjusted for stock dividends, stock splits and similar events.

     - Voting. In any matter submitted to a vote of the holders of our common stock, each share of ESOP convertible preferred stock is entitled to a number of votes equal to the number of shares of common stock into which a share could be converted on the record date for the vote, whether or not then convertible.

     - Redemption. The ESOP convertible preferred stock is redeemable upon the occurrence of specified changes in control or other events at varying prices not less than $602.875 per share plus accumulated and unpaid dividends. Depending on the event, this redemption may be at our option or at the option of the holder. Except in the event of a merger in which we are not the surviving corporation, any redemption of ESOP convertible preferred stock may be made in cash or in shares of our common stock, at our sole option. We intend to redeem the ESOP convertible preferred stock solely in shares of our common stock.

Preferred Stock Purchase Rights

     We entered into a Renewed Rights Agreement dated as of December 14, 1995, effective as of December 9, 1996, with the First National Bank of Boston, as Rights Agent. One-half of a right is attached to each outstanding share of our common stock and 40 rights are attached to each share of our ESOP convertible preferred stock. At June 30, 1999, 548,307,206 rights were outstanding.

     Each whole right may be exercised to purchase one ten-thousandth of a share of our Series A junior participating preferred stock for $225. The rights become exercisable on the earlier of:

     - ten business days after we announce that a person has acquired 15% or more of our common stock, or

     - ten business days after a tender offer commences that could result in a person's ownership of 15% or more of our common stock.

When the rights become exercisable, they will also become transferable apart from the shares of common stock or ESOP convertible preferred stock to which they are currently attached.

     If a person acquires 15% or more of our common stock, each holder of a right, other than the person who acquired our common stock, will have the right to receive, upon exercise of the right, shares of our common stock valued at double the exercise price. Holders will not have these rights if the person who acquires 15% or more of our common stock does so in a tender or exchange offer for all of our outstanding stock on terms approved by our Board of Directors. In the event of a merger or similar transaction that has not been approved by our Board of Directors, each holder of a right, other than the person who acquired our common stock, will have the right to receive, upon exercise of the right, shares of common stock of the acquiring company valued at double the exercise price.

     The rights have no voting power and are not entitled to receive dividends. The expiration date of the rights is December 14, 2005, but that date may be extended. We can redeem all of the outstanding rights for $0.01 each at any time until 10 business days following the date we announce that a person has acquired 15% or more of our common stock.

     Because this is a summary, it does not contain a complete description of the rights. The form of Renewed Rights Agreement, which specifies the terms of the rights, has been filed with the SEC as an exhibit to our Form 8-K dated December 18, 1995, and has been incorporated by reference into our Form 8A/A filed on November 12, 1996, which is incorporated by reference in this prospectus. See "Where You Can Find More Information."

Series A Junior Participating Preferred Stock

     Our Board of Directors has reserved 400,000 shares of Series A junior participating preferred stock for issuance upon exercise of the rights. The junior participating preferred stock may be issued in fractional shares. The shares of junior participating preferred stock have the following terms:

     - Dividends. Each share of junior participating preferred stock will be entitled to receive cumulative quarterly cash dividends payable on the fifteenth day of January, April, July and October in each year. These dividends are payable at the greater of (a) $20 or (b) 10,000 times the aggregate per share amount of all dividends and distributions declared on our common stock, other than a dividend payable in shares of our common stock, since the previous quarterly dividend payment date for the junior participating preferred stock. The dividend may change due to anti-dilution adjustments. This dividend right is subordinate to the payment of dividends on the Series C ESOP convertible preferred stock and any other senior preferred stock.

     - Voting. Holders of shares of junior participating preferred stock will be entitled to 10,000 votes on all matters submitted to a vote of our stockholders. The number of votes per share of junior participating preferred stock may change due to anti-dilution adjustments. Holders of shares of junior participating preferred stock will vote together with the holders of our common stock as a single class, except as otherwise required by law. If at the time of any annual meeting of stockholders for the election of directors the amount of accrued but unpaid dividends upon the junior participating preferred stock is equal to six full quarterly dividends, the holders of shares of junior participating preferred stock, voting separately as a class, will have the right to elect two members of the Board of Directors. This right will continue until all accrued dividends are paid. In addition, while dividends on the junior participating preferred stock are unpaid as described above, the terms of the junior participating preferred stock limit our ability to pay dividends and to redeem, repurchase or otherwise acquire shares of our common stock.

     - Liquidation. If we are liquidated, dissolved or wound-up, holders of junior participating preferred stock will be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the junior participating preferred stock, an amount equal to the greater of (a) $200 per share or (b) 10,000 times the aggregate per share amount to be distributed to holders of our common stock. The ratio in clause (b) may change due to anti-dilution adjustments.

     - Consolidations, mergers and similar transactions. If a consolidation, merger, combination or similar transaction occurs and shares of our common stock are exchanged for or changed into stock or securities of another company, cash and/or other property, then the shares of junior participating preferred stock will be similarly exchanged or changed. Each share of junior participating preferred stock will be exchanged or changed in an amount per share equal to 10,000 times the aggregate amount of stock, securities, cash and/or other property payable in kind into which or for which each share of our common stock is changed or exchanged. This ratio may change due to anti-dilution adjustments.

     - Ranking. The shares of junior participating preferred stock rank junior to the Series C ESOP convertible preferred stock. Future series of preferred stock will rank on an equal basis with the junior participating preferred stock with respect to dividends and/or liquidation preference, unless our Board of Directors determines that these future series will be senior to the junior participating preferred stock.

     - Redemption. The junior participating preferred stock may not be mandatorily redeemed by us.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW AFFECTING CHANGES IN CONTROL

     In addition to several of the provisions described above, provisions of our Certificate of Incorporation and bylaws and Delaware law, including some of those described below, may have anti-takeover effects.

     - Board of Directors. Under Article 9 of our Certificate of Incorporation and the related provisions of Article XIII of our bylaws, our Board of Directors is classified into three classes. Each class is as equal in number as possible. One class is elected each year for a three-year term. A director may be removed for cause only by the majority vote of the outstanding shares entitled to vote. The affirmative vote of at least 75% of the votes of the shares entitled to vote is required to amend or repeal Article 9 of the Certificate of Incorporation or Article XIII of the bylaws or to adopt any provision inconsistent with those articles.

     - Meetings of stockholders. The bylaws provide that special meetings of stockholders may be called only by our Chief Executive Officer or by our Board of Directors. The bylaws also provide that in general we must receive stockholder proposals intended to be presented at a meeting of stockholders, including proposals for the nomination of directors, 60 days in advance of the meeting.

     - Indemnification. Our bylaws contain provisions requiring us to indemnify any of our directors, officers, employees or agents to the fullest extent permitted under Delaware law. Our Certificate of Incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability.

     - Amendment of bylaws. Our Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Company, except as provided in our Certificate of Incorporation. The stockholders may also adopt, amend or repeal the bylaws.

     - Delaware law. We are governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder. This prohibition does not apply to a business combination approved in a manner described in the statute or if the stockholder acquires at least 85% of our outstanding stock, excluding stock held by directors who are also officers and specified employee rights plans. An "interested stockholder" is generally considered to be:

           - a person who owns 15% or more of our voting stock,

           - a person who is an affiliate of ours and owned 15% or more of our voting stock within the prior three years, or

           - an affiliate of either of these persons.

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

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock on behalf of the KKR partnerships. The KKR Partnerships may offer their shares of our common stock at various times in one or more of the following transactions:

     - on the New York Stock Exchange,

     - in private transactions other than on the New York Stock Exchange,

     - to one or more underwriters for public offering and sale by them,

     - by pledge to secure debts and other obligations,

     - in a combination of any of the other four transactions listed here.

     The KKR partnerships may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The KKR partnerships may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the KKR partnerships, or they will receive commissions from purchasers of shares for whom they acted as agents. If the shares are sold through one or more underwriters, any underwriting compensation paid to underwriters or agents in connection with the sale and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement.

     The KKR partnerships also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

                                 LEGAL MATTERS

     The validity of the common stock being offered in this prospectus will be passed upon for us by James P. Connolly, Esq., Acting General Counsel. As of June 30, 1999, Mr. Connolly beneficially owned approximately 199,365 shares of our common stock, including options to purchase 103,665 shares of common stock and 25 shares of common stock through his interest in our Employee Stock Ownership Plan.

                                    EXPERTS

     The consolidated financial statements and schedules appearing in our annual report on Form 10-K for the year ended December 31, 1998, have been audited by KPMG LLP, independent auditors, as set forth in their reports. These reports are incorporated by reference in this prospectus in reliance upon such reports given upon authority of KPMG LLP as experts in accounting and auditing.

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

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                               40,895,000 SHARES

                                [GILLETTE LOGO]

                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                                 JULY 23, 2001
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